Exhibit 99.1

Majestic Ideal Holdings Ltd

22/F, China United Plaza, 1002-1008, Tai Nan West Street,

Cheung Sha Wan, Kowloon, Hong Kong

PROXY STATEMENT AND NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To the shareholders of	September 3, 2025
Majestic Ideal Holdings Ltd	Hong Kong

Dear Shareholders:

You are cordially invited to attend the extraordinary general meeting of the shareholders of Majestic Ideal Holdings Ltd (the “Company”), which will be held at 11:00 a.m. (UTC+8:00 (HKT)), on September 12, 2025 (the “Extraordinary General Meeting”). The Extraordinary General Meeting will be held at the Company’s office at 7/F, China United Plaza, 1002-1008, Tai Nan West Street, Cheung Sha Wan, Kowloon, Hong Kong. Shareholders will be able to attend the meeting in-person and vote.

The matters to be acted upon at the Extraordinary General Meeting are described in the Proxy Statement and Notice of Extraordinary General Meeting of Shareholders.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE EXTRAORDINARY GENERAL MEETING, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE EXTRAORDINARY GENERAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE EXTRAORDINARY GENERAL MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors

MAJESTIC IDEAL HOLDINGS LTD

/s/ Yuk Yin Judy Li
Name:	Yuk Yin Judy Li
Title:	Chairperson of the Board of Directors

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

MAJESTIC IDEAL HOLDINGS LTD
(THE “COMPANY”)

TIME:	11:00 a.m (UTC+8:00 (HKT)), on September 12, 2025

PLACE:	7/F, China United Plaza, 1002-1008, Tai Nan West Street, Cheung Sha Wan, Kowloon, Hong Kong.

ITEMS OF BUSINESS:
	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as special resolutions:

PROPOSALS:	1.	“That:

		Subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands, the Company’s English company name be changed from “Majestic Ideal Holdings Ltd” to “Ping An Biomedical Co., Ltd.” and its dual foreign name in Chinese be changed from “威美控股有限公司” to “平安生物医药有限公司” (“Proposed Change of Company Name”) with effect from the date of entry of the new English name and the dual foreign name in Chinese of the Company on the register maintained by the Registrar of Companies in the Cayman Islands and the date on which the certificate of incorporation on change of name is issued by the Registrar of Companies in the Cayman Islands; and

	2.	“That:

		any one director, the secretary, and/or the registered office provider of the Company be instructed to notify the Registrar of Companies in the Cayman Islands of any special resolution so passed, to make any necessary filings in relation thereto, and to do all such acts and things and execute all such documents as he/she/they consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Proposed Change of Company Name.

WHO MAY VOTE:	You may vote if you were a shareholder of record on August 22, 2025.

DATE OF MAILING:	This notice, and proxy statement are first being mailed to shareholders on or about September 3, 2025.

By order of the Board of Directors

MAJESTIC IDEAL HOLDINGS LTD

/s/ Yuk Yin Judy Li
Name:	Yuk Yin Judy Li
Title:	Chairperson of the Board of Directors

ABOUT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following proposals (the “Proposals”):

1.	To approve, as a special resolution, that

Subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands, the Company’s English company name be changed from “Majestic Ideal Holdings Ltd” to “Ping An Biomedical Co., Ltd.” and its dual foreign name in Chinese be changed from “威美控股有限公司” to “平安生物医药有限公司” (“Proposed Change of Company Name”) with effect from the date of entry of the new English name and the dual foreign name in Chinese of the Company on the register maintained by the Registrar of Companies in the Cayman Islands and the date on which the certificate of incorporation on change of name is issued by the Registrar of Companies in the Cayman Islands; and

2.	To approve, as a special resolution, that

any one director, the secretary, and/or the registered office provider of the Company be instructed to notify the Registrar of Companies in the Cayman Islands of any special resolution so passed, to make any necessary filings in relation thereto, and to do all such acts and things and execute all such documents as he/she/they consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Proposed Change of Company Name.

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on August 22, 2025, which we refer to as the “Record Date”. Each ordinary share is entitled to one vote. As of August 22, 2025, we had 20,500,000 ordinary shares issued and outstanding.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our Shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, VStock Transfer LLC, you are a “Shareholder of Record” who may vote at the Extraordinary General Meeting, and we are sending these proxy materials directly to you. As the Shareholder of Record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us in order to instruct your proxy(ies) to attend and vote in person at the Extraordinary General Meeting or to vote in person at the Extraordinary General Meeting. Whether or not you plan to attend the Extraordinary General Meeting, please complete, date and sign the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the Shareholder of Record for purposes of voting at the Extraordinary General Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Meeting. However, since you are not the Shareholder of Record, you may not vote these shares in person at the Extraordinary General Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement in order to instruct your proxy(ies) to attend and vote in person at the Extraordinary General Meeting; however, you will not be able to vote in person at the Extraordinary General Meeting.

How do I vote before the Extraordinary General Meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have the following voting options:

(1)	by mail, by completing, signing, and returning the enclosed proxy card in order to instruct your proxy(ies) to attend and vote in person at the Extraordinary General Meeting; or

(2)	during the Extraordinary General Meeting in person.

Can I change my mind after I return my proxy?

You may change your vote at any time before the close at the conclusion of voting on a show of hands at the Extraordinary General Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us not less than forty-eight (48) hours before the time for holding the Extraordinary General Meeting at which the person named in such instrument proposes to vote, or (2) voting at the Extraordinary General Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” the proposal(s) concerned in accordance with the best judgment of the named proxies on any other matters properly brought before the Extraordinary General Meeting when your proxy(ies) attend and vote in person at the Extraordinary General Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards, and have you or your proxy(ies) attend Extraordinary General Meeting in person. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

How many votes must be present to hold the Extraordinary General Meeting?

Your shares are counted as present at the Extraordinary General Meeting if you attend the Extraordinary General Meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our Extraordinary General Meeting, at the commencement of the Extraordinary General Meeting, there are two (2) registered shareholders entitled to vote and present in person (or, in the case of a registered shareholder being a corporation, by its duly authorised representative) or by proxy representing in excess of 50% of the total issued voting shares in the Company throughout the Extraordinary General Meeting. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Extraordinary General Meeting. If a quorum is not present or represented, the chairman of the Extraordinary General Meeting may adjourn the Extraordinary General Meeting to the same day in the next week and at such time and place or to such other day, time or place as the board of directors of the Company may determine.

How many votes are needed to approve the Company’s proposals?

The Proposal requires affirmative (“FOR”) votes of a majority of not less than two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Extraordinary General Meeting.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Extraordinary General Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a shareholder who is present at the Extraordinary General Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Extraordinary General Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.”

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the Nasdaq, “non-routine” matters are matters that may substantially affect the rights or privileges of shareholder, such as mergers, shareholder proposals, elections of directors (even if not contested), executive compensation (including any advisory shareholder votes on executive compensation and on the frequency of shareholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Abstentions and broker non-votes are not counted as votes cast on an item and therefore will not affect the outcome of any proposal presented in this proxy statement. Abstention and broker non-votes, if any, will be counted for purposes of determining whether there is a quorum present at the Extraordinary General Meeting.

Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on Proposal One because it is considered a non-routine matter. Proposal Two is considered to be a routine matter and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal Two, brokers will be permitted to exercise their discretionary authority to vote for the approval of such proposal.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Extraordinary General Meeting.

PROPOSALS

General

1.	To approve, as a special resolution, that

Subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands, the Company’s English company name be changed from “Majestic Ideal Holdings Ltd” to “Ping An Biomedical Co., Ltd.” and its dual foreign name in Chinese be changed from “威美控股有限公司” to “平安生物医药有限公司” (“Proposed Change of Company Name”) with effect from the date of entry of the new English name and the dual foreign name in Chinese of the Company on the register maintained by the Registrar of Companies in the Cayman Islands and the date on which the certificate of incorporation on change of name is issued by the Registrar of Companies in the Cayman Islands; and

2.	To approve, as a special resolution, that

any one director, the secretary, and/or the registered office provider of the Company be instructed to notify the Registrar of Companies in the Cayman Islands of any special resolution so passed, to make any necessary filings in relation thereto, and to do all such acts and things and execute all such documents as he/she/they consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Proposed Change of Company Name.

Potential Effects and reasons for the proposals

The Board believes that the new name of the Company will provide the Company with a new corporate image which will benefit the Company and is in the interests of the Company and the Shareholders as a whole.

Recommendation of the board of directors of the Company

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

GENERAL

The board of directors of the Company (“Board of Directors”) does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Extraordinary General Meeting. If any other matters should properly come before the Extraordinary General Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

If you have questions about the Extraordinary General Meeting or other information related to the proxy solicitation, you may contact the Company at +852 3915 2600.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to Majestic Ideal Holdings Ltd, 22/F, China United Plaza, 1002-1008, Tai Nan West Street, Cheung Sha Wan, Kowloon, Hong Kong. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The SEC filings of the Company made electronically through the EDGAR system of the SEC are available to the public at the website of the SEC at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

September 3, 2025	By order of the Board of Directors

MAJESTIC IDEAL HOLDINGS LTD

/s/ Yuk Yin Judy Li
	Name:	Yuk Yin Judy Li
	Title:	Chairperson of the Board of Directors